

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 2, 2023

Erik Blum
Chief Executive Officer
SMC Entertainment, Inc.
9170 Glades Road Suite 150
Boca Raton, FL 33434

       Re: SMC Entertainment, Inc.
          Amendment No. 1 to Registration Statement on Form 10-12G
          Filed October 11, 2023
          File No. 000-56558

Dear Erik Blum:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 22, 2023 letter.

Form 10-12G/A filed on October 11, 2023

Business, page 1

1.   Please revise your disclosure to clarify you have not identified any acquisition targets.

2.   We note your response to prior comment 4. Please revise to clarify how you obtain the datasets you utilize. For example, it is unclear whether you use only publicly available data or if you use API's or have access to third-party proprietary datasets, and the costs and limitations associated with each. In addition, provide a more complete discussion regarding the type of artificial intelligence you utilize and specifically how it operates. Your disclosure suggests your AI models use a diverse set of inputs including news stories and sentiment analysis, market indicators, and company fundamentals, among others to inform the decision making process. Clarify how these inputs are structured and utilized and how they are presented to customers to provide actionable data and how that data can be used by your customers.

Trends in our Addressable Market, page 5

3.　　We note your response to prior comment 5 and reissue in part. Please revise to further clarify why ETFs are included in your addressable markets, and to more clearly discuss how they relate to your planned product offerings. In that regard, we not that you appear to operate in the Software-as-a-Service market rather than in the ETF market. In addition, provide a detailed discussion of how your software will extrapolate data from the ETF markets and how this data will be utilized.

Recent Sales of Unregistered Securities, page 35

4.　　We note your response to prior comment 7, and reissue the comment as we are unable to locate the facts relied upon to make the exemption available for all the transactions disclosed here. Please revise to furnish the complete disclosure required by Item 701 of Regulation S-K.

Notes to Consolidated Unaudited Financial Statements
Convertible notes payable, page F-8

5.　　We note your response to our prior comment 8; however, we note that the balance of convertible notes and accrued interest on the balance sheet as of June 30, 2023 is $1,193,424, but the correspondence shows $1,223,424. Please reconcile the difference. In addition, please revise the tables on page F-9 and F-23 to ensure the numbers are reconciled to the balance sheets numbers.

Business Combinations, page F-12

6.　　We note your response to our prior comment 9, however, we cannot locate the information that can address to our comment, so we re-issue the comment. We note your disclosure that you completed the acquisition of Fyniti Global Equities EBT Inc. ("Fyniti") for 2,500,000 shares of Series B $10.00 Preferred Stock, and you have accounted for the transaction as a business combination under ASC 805. As a result, you recorded goodwill in amount of $25,031,694. In this regard, please address the following:
- It appears you did not recognize any intangibles such as patents, copyrights, trading platforms, etc. in your purchase price allocation. In that regard, please explain how you consider any Fyniti's existing intangible assets other than goodwill in your allocation.
- It appears you calculate the purchase price using the $10 par value when arriving at the fair value consideration of the series B preferred stock issued. Please explain how you determined $10 represent fair value amount for each series B preferred stock.

Subsequent events
Unaudited Pro Forma condensed combined financial information, page F-28

7.   We note your response to prior comment 11, that you has provided the audited financial statements of Fyniti Global Equities EBT Inc. as of and for period ended June 30, 2023. However, it appears that you have filed an incorrect set of financial statements. Further, the financial statements are not consistent with the financial statement reporting periods provided in your pro forma financial statements. Please provide audited financial statements of Fyniti Global Equities EBT Inc. for the correct reporting periods as required by Rule 8-04 of Regulation S-X. In addition, please clarify whether Fyniti Global Equities' date of inception is truly February 14, 2023. In this regard, we note that the pro forma information includes financial information for periods during and as of December 31, 2022.

8.   We noted your disclosure that Mr. Jayakumar Gopalan, co-founded and president of Fyniti, has contributed intangible assets, valued at $14,550,000 during the period ended June 30, 2023. In this, regard, please address the following:
    • Please explain the reason these intangible assets contribution transaction was not disclosed as related party transaction.
    • Please provide us an analysis to show how you valued and accounted for these intangible assets were contributed by Mr. Gopalan, valued at $14,550,000. Please include reference to the specific accounting literature relied upon. In this regard, tell us what consideration you gave to recording this transfer of technology between entities under common control based on its carryover basis. Refer to ASC 805-30.

9.   Please provide a detailed analysis of whether Fyniti Global Equities EBT Inc. qualifies as a business under Rule 11-01(d) of Regulation S-X and as defined by ASC 805-10. This analysis should support your conclusion that the assets acquired and liabilities assumed constitute a business. If the assets acquired are not a business, the reporting entity shall account for the transaction as an asset acquisition. Please advise.

General

10. Please refile your exhibits in the proper text-searchable format. For guidance, refer to Section 5.2.3.6 of the EDGAR File Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Becky Chow at 202-551-6524 or Stephen Krikorian at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham at 202-551-6521 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology